Exhibit 1

Media Relations	Investor Relations
Andrea Castro Velez	Pablo Gutierrez
+57 (1) 603-9134	+57 (1) 603-9051
andrea.castro@cemex.com	pabloantonio.gutierrez@cemex.com

CLH REPORTS THIRD QUARTER 2020 RESULTS

BOGOTA, COLOMBIA. OCTOBER 28, 2020 – CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH), announced today that its consolidated net sales declined by 8%, while the EBITDA improved by 19%, during the third quarter compared to those of the same period of 2019*. Quarterly EBITDA margin improved by 5.5 percentage points, mainly due to increased cement prices, as well as to lower costs and SG&A, despite lower volumes.

CLH’s Consolidated Third Quarter 2020 Financial and Operational Highlights

•	Quarterly EBITDA increased by 19% on a like-to-like basis, while the EBITDA margin improved by 5.5pp reaching the highest level since the fourth quarter of 2017

•	Our cost savings program reached US$39 million year-to-date September, expect to reach US$46 million in total for 2020

•	Reduced net debt by US$48 million and our leverage ratio by 0.4x to 3.7x, from June to September

•	Net loss of US$109 million during the third quarter, due to a non-cash impairment of goodwill and idle assets

•	Our Net-Promoter-Score reached 66 points during the third quarter, 9 points higher on a year-over-year basis, driven by our customer-support programs and CEMEX Go

Jesus Gonzalez, CEO of CLH, said: “Our operations could run relatively normally during the third quarter in Colombia, Guatemala, Nicaragua and El Salvador, while restrictions impacted in Panama and to a lesser degree in Costa Rica. Despite a decline in sales during the quarter, we improved our EBITDA by 19% on a like-to-like basis, supported by pricing and our cost-savings program. Our quarterly EBITDA margin reached the highest level since the fourth quarter of 2017. Additionally, we reduced our net debt by 48 million dollars and our leverage ratio by 0.4x, from 4.1x in June to 3.7x in September.”

Jesus Gonzalez added: “We continue supporting our customers on some of the challenges they are facing due to COVID-19 through our program “CEMEX Te Acompaña” and our digital platform CEMEX Go. As a result of these actions, during the quarter we increased our Net-Promoter-Score by 19 points on a year-over-year basis.”

Consolidated Corporate Results

During the third quarter, controlling interest net loss of US$109 million, compared with a loss of US$4 million during the same quarter of 2019. The loss during the quarter was due to a non-cash impairment of goodwill and idle assets.

Geographical Markets Third Quarter 2020 Highlights

Operating EBITDA in Colombia reached US$28 million, 59% higher on a like-to-like basis, compared with that of the third quarter of 2019. Net sales increased by 1% on a like-to-like basis, versus those of the same period of the previous year, to US$115 million.

In Panama, operating EBITDA during the third quarter was US$1 million. Net sales reached US$16 million during the quarter; a decline of 64% compared with those of the same period of 2019.

In Costa Rica, operating EBITDA reached US$7 million during the quarter, 54% higher on a like-to-like basis compared with that of the previous year. Net sales reached US$21 million, 12% lower on a like-to-like basis, compared with those of the third quarter of 2019.

In the Rest of CLH operating EBITDA increased by 52% on a like.to-like basis, to US$21 million during the quarter. Quarterly net sales reached US$60 million, an increase of 19% on a like-to-like basis, compared with those of the same period of 2019.

*	Like-to-like adjusted for currency fluctuations.

In accordance with its vision, CLH continues to constantly evolve aiming to become more flexible in our operations, more creative in our commercial offerings, more sustainable in our use of resources, more innovative in conducting our business, and more efficient in our capital allocation. CLH is a regional leader in the building solutions industry that provides high-quality products and reliable services to customers and communities in Colombia, Panama, Costa Rica, Nicaragua, El Salvador, and Guatemala.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CLH to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CLH does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CLH assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CLH believes that they are widely accepted as financial indicators of CLH’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CLH’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2